UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2010
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF MARCH 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	123,387,709	100	122,144,201	100

s02	CURRENT ASSETS	64,473,742	52	67,291,429	55
s03	CASH AND AVAILABLE INVESTMENTS	36,069,990	29	33,313,529	27
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	13,420,417	11	14,665,233	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,098,342	3	3,368,523	3
s06	INVENTORIES	6,334,573	5	5,217,502	4
s07	OTHER CURRENT ASSETS	4,550,420	4	10,726,642	9
s08	LONG-TERM ASSETS	6,130,923	5	3,578,281	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	1,992,782	2	2,024,650	2
s11	OTHER INVESTMENTS	4,138,141	3	1,553,631	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	35,574,887	29	30,545,434	25
s13	LAND AND BUILDINGS	17,155,671	14	16,949,662	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	42,415,498	34	36,467,043	30
s15	OTHER EQUIPMENT	5,556,882	5	4,991,963	4
s16	ACCUMULATED DEPRECIATION	32,140,639	26	29,396,501	24
s17	CONSTRUCTION IN PROGRESS	2,587,475	2	1,533,267	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,925,288	9	11,461,596	9
s19	OTHER ASSETS	6,282,869	5	9,267,461	8

s20	TOTAL LIABILITIES	78,209,693	100	74,191,371	100

s21	CURRENT LIABILITIES	13,442,944	17	11,867,095	16
s22	SUPPLIERS	7,690,454	10	6,839,111	9
s23	BANK LOANS	1,400,000	2	1,198,820	2
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	221,619	0	161,841	0
s25	TAXES PAYABLE	853,051	1	602,639	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,277,820	4	3,064,684	4
s27	LONG-TERM LIABILITIES	41,255,557	53	38,488,615	52
s28	BANK LOANS	7,902,163	10	9,403,323	13
s29	STOCK MARKET LOANS	32,294,443	41	27,872,400	38
s30	OTHER LOANS WITH COST	1,058,951	1	1,212,892	2
s31	DEFERRED LIABILITIES	18,498,404	24	17,043,287	23
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,012,788	6	6,792,374	9

s33	STOCKHOLDERS' EQUITY	45,178,016	100	47,952,830	100

s34	NONCONTROLLING INTEREST	6,234,408	14	5,078,816	11
s35	CONTROLLING INTEREST	38,943,608	86	42,874,014	89
s36	CONTRIBUTED CAPITAL	14,567,803	32	14,608,894	30
s79	CAPITAL STOCK	10,019,859	22	10,060,950	21
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	24,375,805	54	28,265,120	59
s42	RETAINED EARNINGS AND CAPITAL RESERVES	28,795,888	64	33,051,356	69
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	528,321	1	355,901	1
s80	SHARES REPURCHASED	(4,948,404)	(11)	(5,142,137)	(11)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	36,069,990	100	33,313,529	100
s46	CASH	36,069,990	100	33,313,529	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	4,550,420	100	10,726,642	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	10,028	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	4,550,420	100	10,716,614	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	10,925,288	100	11,461,596	100
s48	DEFERRED EXPENSES (NET)	7,791,486	71	5,123,136	45
s49	GOODWILL	3,133,802	29	6,338,460	55
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	6,282,869	100	9,267,461	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	775,704	12	2,309,372	25
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,507,165	88	6,958,089	75

s21	CURRENT LIABILITIES	13,442,944	100	11,867,095	100
s52	FOREIGN CURRENCY LIABILITIES	5,612,591	42	5,669,910	48
s53	MEXICAN PESOS LIABILITIES	7,830,353	58	6,197,185	52

s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,277,820	100	3,064,684	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,548	0	0	0
s89	ACCRUED INTEREST	590,602	18	463,876	15
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,408,241	73	2,283,246	75
s105	BENEFITS TO EMPLOYEES	275,429	8	317,562	10

s27	LONG-TERM LIABILITIES	41,255,557	100	38,488,615	100
s59	FOREIGN CURRENCY LIABILITIES	32,168,148	78	28,488,615	74
s60	MEXICAN PESOS LIABILITIES	9,087,409	22	10,000,000	26

s31	DEFERRED LIABILITIES	18,498,404	100	17,043,287	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	18,498,404	100	17,043,287	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,012,788	100	6,792,374	100
s66	DEFERRED TAXES	1,730,521	35	2,364,630	35
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	383,079	8	371,085	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,899,188	58	4,056,659	60

s79	CAPITAL STOCK	10,019,859	100	10,060,950	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,378,506	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,682,444	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	28,795,888	100	33,051,356	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	25,601,085	89	29,937,902	91
s45	NET INCOME FOR THE YEAR	1,059,380	4	978,031	3

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	528,321	100	355,901	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,338,943)	(253)	(1,077,129)	(303)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(121,075)	(23)	(90,926)	(26)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	1,988,339	376	1,523,956	428

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	51,030,798	55,424,334
s73	PENSIONS AND SENIORITY PREMIUMS	1,719,013	929,404
s74	EXECUTIVES (*)	38	39
s75	EMPLOYEES (*)	24,160	22,356
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	327,988,972,506	329,704,570,767
s78	REPURCHASED SHARES (*)	18,552,852,825	18,258,441,864
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	605,811	1,462,707

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	12,147,045	100	11,362,421	100
r02	COST OF SALES	7,015,483	58	6,558,495	58
r03	GROSS PROFIT	5,131,562	42	4,803,926	42
r04	GENERAL EXPENSES	2,603,238	21	2,074,468	18
r05	OPERATING INCOME (LOSS)	2,528,324	21	2,729,458	24
r08	OTHER INCOME AND (EXPENSE), NET	(18,424)	(0)	(92,740)	0
r06	INTEGRAL RESULT OF FINANCING	(527,571)	(4)	(711,546)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(115,655)	0	(312,890)	(3)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,866,674	15	1,612,282	14
r10	INCOME TAXES	594,699	5	510,200	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,271,975	10	1,102,082	10
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	1,271,975	10	1,102,082	10
r19	NON-CONTROLLING INTEREST NET INCOME	212,595	2	124,051	1
r20	CONTROLLING INTEREST NET INCOME	1,059,380	9	978,031	9

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	12,147,045	100	11,362,421	100
r21	DOMESTIC	10,427,287	86	9,412,288	83
r22	FOREIGN	1,719,758	14	1,950,133	17
r23	TRANSLATED INTO DOLLARS (***)	139,010	1	137,392	1

r08	OTHER INCOME AND (EXPENSE), NET	(18,424)	100	(92,740)	100
r49	OTHER INCOME AND (EXPENSE), NET	(13,768)	75	(90,963)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	2,722	(15)	3,219	(3)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	1,934	(10)	(1,442)	2

r06	INTEGRAL RESULT OF FINANCING	(527,571)	100	(711,546)	100
r24	INTEREST EXPENSE	890,433	(169)	858,439	(121)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	365,281	(69)	346,063	(49)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(2,419)	0	(199,170)	28
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	594,699	100	510,200	100
r32	INCOME TAX, CURRENT	528,299	89	376,586	74
r33	INCOME TAX, DEFERRED	66,400	11	133,614	26

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	15,410,195	13,817,607
r37	TAX RESULT FOR THE YEAR	3,084,661	1,244,399
r38	NET SALES (**)	53,137,125	49,796,581
r39	OPERATING INCOME (**)	14,955,735	15,472,745
r40	CONTROLLING INTEREST NET INCOME (**)	6,088,493	7,728,134
r41	NET CONSOLIDATED INCOME (**)	6,752,591	8,662,615
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,481,175	1,207,150

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2010 AND 2009
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,147,045	100	11,362,421	100
rt02	COST OF SALES	7,015,483	58	6,558,495	58
rt03	GROSS PROFIT	5,131,562	42	4,803,926	42
rt04	GENERAL EXPENSES	2,603,238	21	2,074,468	18
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,528,324	21	2,729,458	24
rt08	OTHER INCOME AND (EXPENSE), NET	(18,424)	(0)	(92,740)	0
rt06	INTEGRAL RESULT OF FINANCING	(527,571)	(4)	(711,546)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(115,655)	0	(312,890)	(3)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,866,674	15	1,612,282	14
rt10	INCOME TAXES	594,699	5	510,200	4
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,271,975	10	1,102,082	10
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	1,271,975	10	1,102,082	10
rt19	NET INCOME OF MINORITY INTEREST	212,595	2	124,051	1
rt20	NET INCOME OF MAJORITY INTEREST	1,059,380	9	978,031	9

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,147,045	100	11,362,421	100
rt21	DOMESTIC	10,427,287	86	9,412,288	83
rt22	FOREIGN	1,719,758	14	1,950,133	17
rt23	TRANSLATED INTO DOLLARS (***)	139,010	1	137,392	1

rt08	OTHER INCOME AND (EXPENSE), NET	(18,424)	100	(92,740)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(13,768)	75	(90,963)	98
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	2,722	(15)	3,219	(3)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	1,934	(10)	(1,442)	2

rt06	INTEGRAL RESULT OF FINANCING	(527,571)	100	(711,546)	100
rt24	INTEREST EXPENSE	890,433	(169)	858,439	(121)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	365,281	(69)	346,063	(49)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(2,419)	0	(199,170)	28
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	594,699	100	510,200	100
rt32	INCOME TAX, CURRENT	528,299	89	376,586	74
rt33	INCOME TAX, DEFERRED	66,400	11	133,614	26

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,481,175	1,207,150

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	1,866,674	1,612,282
e02	+ (-) ITEMS NOT REQUIRING CASH	284,803	176,679
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,722,732	1,536,045
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(396,501)	1,340,800
e05	CASH FLOW BEFORE INCOME TAX	3,477,708	4,665,806
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	422,662	(447,691)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	3,900,370	4,218,115

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	3,470,705	(4,052,389)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	7,371,075	165,726

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,161,215)	(1,933,563)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	6,209,860	(1,767,837)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(81,358)	(24,694)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,941,488	35,106,060
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	36,069,990	33,313,529

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	284,803	176,679
e15	+ ESTIMATES FOR THE PERIOD	244,662	178,140
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	40,141	(1,461)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,722,732	1,536,045
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	1,481,175	1,207,150
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	115,655	312,890
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	125,902	16,005

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(396,501)	1,340,800
e25	+ ACCRUED INTEREST	787,565	723,654
e26	+ (-) OTHER ITEMS	(1,184,066)	617,146

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	422,662	(447,691)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,660,015	3,359,698
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	148,893	(812,449)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(661,189)	(909,222)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(10,017)	476,370
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,005,891)	(1,790,755)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(709,149)	(771,333)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	3,470,705	(4,052,389)
e33	- PERMANENT INVESTMENT IN SHARES	(234,524)	(89,490)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(2,444,663)	(880,372)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	41,275	26,745
e37	- INVESTMENT IN INTANGIBLE ASSETS	(32,294)	(81,192)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	6,140,911	(3,028,080)

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,161,215)	(1,933,563)
e45	+ BANK FINANCING	-	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(45,953)	(1,120,039)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(35,209)	(33,226)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(661,584)	(699,555)
e56	- REPURCHASE OF SHARES	(56,563)	-
e57	+ (-) OTHER ITEMS	(361,906)	(80,743)

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	10.47%		9.70%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.95%		18.06%
p03	NET INCOME TO TOTAL ASSETS (**)	5.47%		7.09%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.43	times	0.41	times
p07	NET SALES TO FIXED ASSETS (**)	1.49	times	1.63	times
p08	INVENTORIES TURNOVER (**)	4.42	times	5.01	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	86	days	101	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.39%		7.59%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	63.39%		60.74%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.73	times	1.55	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.31%		46.04%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	115.97%		126.00%
p15	OPERATING INCOME TO INTEREST PAID	2.84	times	3.18	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.68	times	0.67	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.80	times	5.67	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	4.32	times	5.23	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.82	times	0.91	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	268.32%		280.72%

 (**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.01		$0.01

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.02		$0.01

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.12		$0.13

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.76	times	2.51	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	24.10	times	110.27	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES 1
CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
     INCLUDES CASH AND CASH EQUIVALENTS FOR PS.35,496,387 AND PS.31,671,427 AS OF MARCH 31, 2010 AND 2009, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
     INCLUDES TEMPORARY INVESTMENTS FOR PS.2,800,421 AND PS.9,319,441 AS OF MARCH 31, 2010 AND 2009, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
     INCLUDES PS.17,443,572  AND PS.16,453,918 AS OF MARCH 31, 2010 AND 2009, RESPECTIVELY, OF A SHORT-TERM NATURE.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS 1
CONSOLIDATED
Final Printing

    PLEASE REFER TO OUR FORM 6-K FILED ON MAY 4, 2010.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,692,015,615	0	0	0	819,434	0
B	0.00000	0	51,723,213,189	0	51,723,213,189	0	382,758	0
D	0.00000	0	82,286,871,851	0	82,286,871,851	0	583,300	0
L	0.00000	0	82,286,871,851	0	0	82,286,871,851	583,300	0
TOTAL			327,988,972,506	0	134,010,085,040	82,286,871,851	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	327,988,972,506

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
2	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
3	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,816,698	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	100.00
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,868,959,000	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,072,110	100.00
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,162,811,261	100.00
9	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	24,957,165	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
14	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
15	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,770,809	100.00
16	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,202,931	100.00
17	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
18	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
19	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
20	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	100.00
21	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
22	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	5,000	100.00
23	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,573	100.00
24	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	100.00
25	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	38,777,677	100.00
26	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,064,791	100.00
27	CAPITALIZED INTEGRAL COST OF FINANCING	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,921
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	36.68	49	92,180
3	CABLE SISTEMA DE VICTORIA, S.A. DE C.V.	TV CABLE TRANSMISSION	1	50.00	41,314	39,995
4	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	21,209
5	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	188,684	25.00	451,126	215,679
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	53,807	49.00	53,807	53,809
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	48.99	4,384	843
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	2,418
9	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	3,308	3,031
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,074
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,243,896	40.52	4,089,153	1,063,426
12	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION COMPANY	99,758	39.36	99,758	2,378
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	436,873
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	5,946
	TOTAL INVESTMENT IN ASSOCIATES				6,030,417	1,992,782
	OTHER PERMANENT INVESTMENTS					4,138,141
	TOTAL				6,030,417	6,130,923

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	1,000,000			1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	1/16/2005	4/16/2010	7.80%	50,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	8/16/2005	6/25/2010	TIIE+1.50	300,000
BANAMEX, S.A.	NA	10/2/2009	6/30/2010	TIIE+2.20	50,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525										2,783,588
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600										618,575

OTHER
TOTAL BANKS					1,400,000	-	-	1,000,000	-	3,500,000	-	-	-	3,402,163	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41									890,142
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,711,450
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,422,900
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,185,750
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,161,301
HOLDERS	YES	11/23/2009	1/15/2040	6.97												7,422,900
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	890,142	0	0	26,904,301
SUPPLIERS
VARIOUS	NA	3/31/2010	3/31/2011		0	3,202,147	0	0	0	0
VARIOUS	YES	3/31/2010	3/31/2011								0	4,488,307	0	0	0	0
TOTAL SUPPLIERS					0	3,202,147	0	0	0	0	0	4,488,307	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	52,765	11,214	43,510	37,660	6,239	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							116,929	40,711	174,431	194,902	218,103	384,106
TOTAL OTHER LOANS WITH COST					52,765	11,214	43,510	37,660	6,239	0	116,929	40,711	174,431	194,902	218,103	384,106

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	2,436,932
VARIOUS	YES										0	840,888
TOTAL CURRENT LIABILITIES WITHOUT COST					0	2,436,932	-	-	-	-	-	840,888	-	-	-	-

TOTAL					1,452,765	5,650,293	43,510	1,037,660	6,239	8,000,000	116,929	5,369,906	1,064,573	3,597,065	218,103	27,288,407

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.3715	PESOS PER U.S. DOLLAR
0.0232	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.125,756 AND PS.727,295, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,329,835	28,823,554	163,195	2,018,967	30,842,521

LIABILITIES POSITION	3,146,022	38,921,011	102,444	1,267,386	40,188,397

SHORT-TERM LIABILITIES POSITION	354,434	4,384,880	99,237	1,227,711	5,612,591

LONG-TERM LIABILITIES POSITION	2,791,588	34,536,131	3,207	39,675	34,575,806

NET BALANCE	(816,187)	(10,097,457)	60,751	751,581	(9,345,876)

NOTES

MONETARY ASSETS INCLUDE U.S.$54,413,000 OF LONG-TERM HELD-TO-MATURITY INVESTMENTS AND U.S.$219,817,000 OF AVAILABLE-FOR-SALE INVESTMENTS.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.3715	PESOS PER U.S. DOLLAR
	16.7163	PESOS PER EURO
	12.1858	PESOS PER CANADIAN DOLLAR
	3.1992	PESOS PER ARGENTINEAN PESO
	0.6319	PESOS PER URUGUAYAN PESO
	12.3715	PESOS PER PANAMANIAN BALBOA
	0.0232	PESOS PER CHILEAN PESO
	0.0064	PESOS PER COLOMBIAN PESO
	4.3592	PESOS PER PERUVIAN NUEVO SOL
	11.7394	PESOS PER SWISS FRANC
	2.8770	PESOS PER STRONG BOLIVAR
	6.9542	PESOS PER BRAZILIAN REAL
	18.7760	PESOS PER STERLING LIBRA
	1.8124	PESOS PER CHINESE YUAN
	0.1323	PESOS PER JAPANESE YEN
	11.3501	PESOS PER AUSTRALIAN DOLLAR

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.34,575,806 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	32,168,148
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,407,658

DEBT INSTRUMENTS
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF MARCH 31, 2010), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES, PS. 4,500 MILLIONS SENIOR NOTES, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2010, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
CIMA
FILMS, S.A.
	DE C.V.	DOMESTIC
CINEMATO-
GRAFICA
CALDERON,
	S.A.	DOMESTIC
CINEMATOGRAFICA
FILMEX,
S.A. DE
	C.V.	DOMESTIC
DIRSOL
S.A. DE
	C.V.	DOMESTIC
DISTRIBUI-
DORA
ROMARI,
S.A. DE
	C.V.	DOMESTIC
ESTUDIO
MEXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
FILMADORA
MEXICANA,
	S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
PAEZ
CREATIVOS,
	S.A. DE C.V.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
MATOUK,
S.A. DE
	C.V.	DOMESTIC
OTHER
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
BUENAVISTA
INTERNATIONAL,
	INC.	FOREIGN	NO
CBS
STUDIOS,
	INC.	FOREIGN	NO
DH
(NETHERLANDS)
	BV	FOREIGN	NO
GUINNESS
WORLD
RECORDS
	LIMITED	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT
PICTURES
	GLOBAL	FOREIGN	NO
RCN
	TELEVISION, INC.	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO, LTD.	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	PAPELERA
LOZANO,
	S.A.	DOMESTIC
PAPELES
	PLANOS	DOMESTIC
POCHTECA
	PAPEL, S.A	DOMESTIC
ABASTECE
DORA LUMEN,
	S.A.	DOMESTIC
CELUPAL
	INTERNACIONAL	DOMESTIC
PAPEL,
	S.A.	DOMESTIC
PAPELERA
PROGRESO,
	S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	ALBACROME	FOREIGN	YES
CENTRAL
NATIONAL
	GOTTESMAN	FOREIGN	NO
ABITIBI
	BOWATER, INC.	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC
METROCOLOR,
	S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME-
CANICAS,
	S.A.	DOMESTIC
PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
	S.A.	DOMESTIC
WORLD
COLOR
	MEXICO, S.A.	DOMESTIC
OFFSET
MULTICOLOR,
	S.A. DE C.V.	DOMESTIC
IMPRESORA
Y EDITORA
INFAGON,
	S.A.	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
QUEBECOR
WORLD
BOGOTA,
	S.A.	FOREIGN	YES
	ALBACROME, INC.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(264,706)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	4,017,994			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
OTHER INCOME		11,078			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		454,948			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		94,515			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	9,568	140,706		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SKY VIEW MAGAZINE
				ATREVETE A SOÑAR MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		118,096			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARY KAY COSMETICS DE MEXICO, S.A. DE C.V.
					VOLKSWAGEN DE MEXICO, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		20,368			VARIOUS
SKY :
DTH BROADCAST SATELLITE		2,350,799		SKY	SUBSCRIBERS
PAY PER VIEW		51,605
CHANNEL COMMERCIALIZATION		30,366			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		1,399,583		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		487,389
SERVICE INSTALLATION		13,770
PAY PER VIEW		19,371			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		57,280			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		331,162			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		316,035
OTHER		32,294
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		18,111			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		150,509		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		42,003		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		418,626		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		83,149			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A DE C.V.
					PROPIMEX, S.A.DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	2,240	32,236		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MAESTRA DE PRIMARIA PRIMER
				CICLO MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(4,600)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		64,526			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		85,554			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		133,219			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
ADVERTISING TIME SOLD		18,804			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		660,085		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	TELEARTE, S.A.
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	12,472	238,078		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		168,226			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		213,159		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		83,463			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		2,263		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	3,550	56,891		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				SEMANA MAGAZINE, VEA MAGAZINE
				MAGALY TV MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		90			WARNER BROS ENTERTAINMENT, INC.
TOTAL		12,147,045

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		23,327	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
OTHER INCOME		85,554	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		95,927	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		660,085	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	TELEARTE, S.A.
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		2,263	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		90	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(2,409)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		41,199	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION

PAY TELEVISION NETWORKS:
SALES OF SIGNALS		37,292	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		18,804			MERCURY MEDIA
					BJ GLOBAL DIRECT, INC.
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	12,472	238,078	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		168,226			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		213,159	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		83,463	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	3,550	56,891	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				SEMANA MAGAZINE, VEA MAGAZINE
				MAGALYTV MAGAZINE
INTERSEGMENT ELIMINATIONS		(2,191)
TOTAL	16,022	1,719,758

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT MARCH 31, 2010 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	426.5	U.S.$	113.0	27%

INFORMATION TECHNOLOGY PROJECTS		36.8		21.2	58%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	686.6	PS.	466.6	68%

INFORMATION TECHNOLOGY PROJECTS		27.0		9.0	33%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE.  RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED  AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY.  ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., APRIL 29, 2010—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; TELEVISA OR THE COMPANY), TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2010. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2010 WITH 2009:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 6.9% TO PS.12,147 MILLION IN FIRST QUARTER 2010 COMPARED WITH PS.11,362.4 MILLION IN FIRST QUARTER 2009. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, SKY, TELEVISION BROADCASTING, AND PAY TELEVISION NETWORKS SEGMENTS, AND WAS PARTIALLY OFFSET BY A DECREASE IN THE SALES OF OUR PUBLISHING, OTHER BUSINESSES, AND PROGRAMMING EXPORTS SEGMENTS.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME INCREASED 8.3% TO PS.1,059.4 MILLION IN FIRST QUARTER 2010 COMPARED WITH PS.978 MILLION IN FIRST QUARTER 2009. THE NET INCREASE OF PS.81.4 MILLION REFLECTED PRIMARILY I) A PS.90.1 MILLION INCREASE IN OPERATING SEGMENT INCOME; II) A PS.74.3 MILLION DECREASE IN OTHER EXPENSE, NET; III) A PS.184.1 MILLION DECREASE IN INTEGRAL COST OF FINANCING; AND IV) A PS.197.2 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET. THESE FAVORABLE VARIANCES WERE OFFSET BY I) A PS.17.2 MILLION INCREASE IN CORPORATE EXPENSES; II) A PS.274.1 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION EXPLAINED MAINLY BY THE CONSOLIDATION OF CABLEVISION DE MONTERREY (“TVI”); III) A PS.84.5 MILLION INCREASE IN INCOME TAXES; AND IV) A PS.88.5 MILLION INCREASE IN NONCONTROLLING INTEREST NET INCOME.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2010 AND 2009, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FIRST-QUARTER 2010 AND 2009 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

FIRST-QUARTER SALES INCREASED 3.4% TO PS.4,179.2 MILLION COMPARED WITH PS.4,041.7 MILLION IN FIRST QUARTER 2009. THIS INCREASE REFLECTS STRONG RATINGS DUE TO TELENOVELAS SUCH AS HASTA QUE EL DINERO NOS SEPARE AND CORAZÓN SALVAJE, AS WELL AS AN IMPROVING ADVERTISING ENVIRONMENT. WE ALSO BROADCAST SUCCESSFUL SERIES SUCH AS HERMANOS Y DETECTIVES AND ELLAS SON LA ALEGRÍA DEL HOGAR. UPFRONT DEPOSITS REPRESENTED 88.5% OF REVENUES DURING THE QUARTER AND THE REMAINING WERE SALES IN THE SPOT MARKET.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 1.3% TO PS.1,604.2 MILLION COMPARED WITH PS.1,584.3 MILLION IN FIRST QUARTER 2009; THE MARGIN WAS 38.4%. THE DECREASE IN MARGINS OF 81.4 BASIS POINTS WAS IN LINE WITH OUR ANNUAL GUIDANCE.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 15.3% TO PS.701.5 MILLION COMPARED WITH PS.608.4 MILLION IN FIRST QUARTER 2009. THE INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND ABROAD AS WELL AS HIGHER ADVERTISING SALES. AS OF MARCH 31, 2010, AND THROUGH OUR CABLE AND DTH AFFILIATES WORLDWIDE, OUR PAY TELEVISION NETWORKS BUSINESS REACHED 23.5 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.2 TELEVISA PAY-TV CHANNELS EACH. THIS POSITIVE EFFECT WAS PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT OF FOREIGN CURRENCY-DENOMINATED SALES.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 17% TO PS.329.5 MILLION COMPARED WITH PS.396.8 MILLION IN FIRST QUARTER 2009, AND THE MARGIN WAS 47%. THIS DECREASE REFLECTS HIGHER COST OF SALES AND OPERATING EXPENSES, DRIVEN MAINLY BY INVESTMENTS MADE IN THE PRODUCTION AND LAUNCH OF TWO NEW CHANNELS: TELEVISA DEPORTES NETWORK (“TDN”) IN AUGUST OF 2009 AND FORO TV, OUR 24-HOURS NEWS PAY TV CHANNEL IN FEBRUARY 2010. IN THE AGGREGATE, THESE TWO CHANNELS REPRESENTED INCREMENTAL COSTS AND EXPENSES OF PS.155 MILLION. THIS FIGURE INCLUDES THE PARTIAL AMORTIZATION OF COSTS RELATED TO THE 2010 SOCCER WORLD CUP AND SPECIAL PROGRAMMING THAT HAS BEEN PRODUCED AROUND THIS EVENT.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES DECREASED 3.8% TO PS.660.1 MILLION COMPARED WITH PS.686.3 MILLION IN FIRST QUARTER 2009. THE DECREASE WAS ATTRIBUTABLE TO A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.75.8 MILLION. THIS DECREASE WAS PARTIALLY OFFSET BY AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$29.9 MILLION IN FIRST QUARTER 2009 TO US$32.9 MILLION IN FIRST QUARTER 2010.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 13.4% TO PS.294.9 MILLION COMPARED WITH PS.340.5 MILLION IN FIRST QUARTER 2009, WITH A MARGIN OF 44.7%. THESE RESULTS REFLECT LOWER SALES AS WELL AS HIGHER COSTS OF SALES MAINLY DUE TO HIGHER AMORTIZATIONS OF PROGRAMMING COLLABORATIONS SUCH AS LA FEA MÁS BELLA IN CHINA AND CERTAIN FORMATS SOLD IN ARGENTINA.

PUBLISHING

FIRST-QUARTER SALES DECREASED 10.6% TO PS.685.5 MILLION COMPARED WITH PS.766.7 MILLION IN FIRST QUARTER 2009. THE DECREASE WAS DRIVEN PRIMARILY BY I) A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AND II) LOWER REVENUES FROM MAGAZINE CIRCULATION PRIMARILY OUTSIDE MEXICO.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 9.8% TO PS.24.7 MILLION COMPARED WITH PS.22.5 MILLION IN FIRST QUARTER 2009, AND THE MARGIN WAS 3.6%. THIS INCREASE REFLECTS LOWER OPERATING COSTS DUE TO I) A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS, MAINLY IN COST OF PAPER AND PRINTING; AND II) THE REDUCTION IN RESTRUCTURING COSTS INCURRED DURING FIRST QUARTER 2010.

SKY

FIRST-QUARTER SALES INCREASED 9.5% TO PS.2,645.9 MILLION COMPARED WITH PS.2,416.8 MILLION IN THE SAME PERIOD OF 2009. THE GROWTH IS EXPLAINED PRINCIPALLY BY AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO. DURING THE QUARTER, SKY ADDED A TOTAL OF 238 THOUSAND SUBSCRIBERS OF WHICH 235 THOUSAND WERE IN MEXICO, BEATING LAST QUARTER’S RECORD NET ADDITIONS. THE GROWTH IN MEXICO IS DRIVEN MAINLY BY THE SUCCESS OF SKY´S NEW LOW-COST OFFERINGS. ADDITIONALLY, HIGHER ADVERTISING REVENUES AND THE INCREASE OF SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC ALSO SUPPORTED THE SEGMENT’S GROWTH. THESE RESULTS WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON SALES IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC WHICH ARE DENOMINATED IN US DOLLARS. AS OF MARCH 31, 2010, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 2,197,302 (INCLUDING 145,420 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,784,608 (INCLUDING 133,435 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2009. SKY CLOSED THE QUARTER WITH MORE THAN 140 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED MARGINALLY BY 0.5% TO PS.1,116.8 MILLION COMPARED WITH PS.1,110.8 MILLION IN FIRST QUARTER 2009, AND THE MARGIN WAS 42.2%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. THESE ARE EXPLAINED PRIMARILY BY THE AMORTIZATION OF COSTS OF PS.47 MILLION RELATED TO THE 2010 SOCCER WORLD CUP AND A HIGHER FIXED COSTS STRUCTURE DUE TO THE OPERATION OF THE NEW SATELLITE THAT WAS LAUNCHED DURING THE QUARTER.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 23.8% TO PS.2,740.3 MILLION COMPARED WITH PS.2,214 MILLION IN THE SAME PERIOD OF 2009. THIS INCREASE WAS ATTRIBUTABLE TO I) THE ADDITION OF APPROXIMATELY 381 THOUSAND REVENUE GENERATING UNITS (“RGUS”) IN CABLEVISION AND CABLEMÁS DURING THE YEAR DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES; AND II) THE CONSOLIDATION OF TVI SINCE OCTOBER 1, 2009 WHICH ADDED OVER 32 THOUSAND RGUS DURING THE QUARTER. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A DECREASE IN LONG-DISTANCE INTERCONNECTION REVENUE IN BESTEL. CABLEVISION, CABLEMÁS, AND BESTEL NET SALES GREW BY 18.6%, 8.7% AND (16.1)%, RESPECTIVELY. THE CONSOLIDATION OF TVI REPRESENTED INCREMENTAL REVENUE OF PS.432 MILLION DURING THE QUARTER.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 33.5% TO PS.907.1 MILLION COMPARED WITH PS.679.3 MILLION IN FIRST QUARTER 2009, AND THE MARGIN WAS 33.1%. EXCLUDING BESTEL, MARGINS GREW FROM 35% TO 38.7%. THESE RESULTS REFLECT HIGHER SALES AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS AND INCLUDE HIGHER COSTS AND EXPENSES RESULTING FROM THE CONSOLIDATION OF TVI AND THE COSTS INHERENT TO GROWTH IN THE SUBSCRIBER BASE. DURING THE QUARTER, OPERATING SEGMENT INCOME OF CABLEVISION, CABLEMÁS, AND BESTEL GREW BY 29.6%, 16.5%, AND (40.6)%, RESPECTIVELY. THE CONSOLIDATION OF TVI REPRESENTED INCREMENTAL OPERATING SEGMENT INCOME OF PS.149.3 MILLION.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES.

THE SUBSCRIBER BASE OF CABLEVISION OF VIDEO BROADBAND AND TELEPHONY AS OF MARCH 31, 2010 AMOUNTED TO 635,889, 261,623 AND 151,065, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF MARCH 31, 2010 AMOUNTED TO 934,676, 310,752 AND 164,726, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO BROADBAND AND TELEPHONY AS OF MARCH 31, 2010 AMOUNTED TO 248,764, 122,628 AND 86,154, RESPECTIVELY.

THE REVENUE GENERATING UNITS (RGUS) OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF MARCH 31, 2010 AMOUNTED TO 1,048,577, 1,410,154 AND 457,546, RESPECTIVELY.

OTHER BUSINESSES

FIRST-QUARTER SALES DECREASED 9.1% TO PS.803.8 MILLION COMPARED WITH PS.884.1 MILLION IN FIRST QUARTER 2009. THE DECREASE WAS DRIVEN BY LOWER SALES IN OUR PUBLISHING DISTRIBUTION BUSINESS AND THE TERMINATION OF A FEATURE-FILM DISTRIBUTION AGREEMENT THIS QUARTER, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES IN OUR GAMING, RADIO, AND SOCCER BUSINESSES. GAMING CONTINUES ITS CONSERVATIVE BUT STEADY PACE OF GROWTH.

FIRST-QUARTER OPERATING SEGMENT LOSS INCREASED 132.9% TO PS.92.7 MILLION COMPARED WITH PS.39.8 MILLION IN FIRST QUARTER 2009, REFLECTING LOWER SALES AND HIGHER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST QUARTER 2010 AND 2009 AMOUNTED TO PS.269.3 MILLION AND PS.255.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST QUARTER 2010 AND 2009 AMOUNTED TO PS.98.9 MILLION AND PS.68.6 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.74.3 MILLION, TO PS.18.4 MILLION FOR FIRST QUARTER 2010, COMPARED WITH PS.92.7 MILLION FOR FIRST QUARTER 2009. THIS DECREASE PRIMARILY REFLECTED A REDUCTION IN PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING DECREASED BY PS.184.1 MILLION, OR 25.9%, TO PS.527.5 MILLION FOR FIRST QUARTER 2010 FROM PS.711.6 MILLION FOR FIRST QUARTER 2009. THIS DECREASE REFLECTED PRINCIPALLY I) A PS.196.8 MILLION DECREASE IN FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM THE FAVORABLE EFFECT IN FIRST QUARTER 2010 OF A 5.4% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR NET US DOLLAR LIABILITY POSITION, WHICH WAS PARTIALLY OFFSET BY A LOSS IN FOREIGN CURRENCY HEDGE CONTRACTS; II) A PS.31.9 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN FIRST QUARTER 2010 WHICH WAS PARTIALLY OFFSET BY THE FAVORABLE EFFECT OF THE APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON THE INTEREST PAID IN US DOLLARS; AND III) A PS.19.2 MILLION INCREASE IN INTEREST INCOME EXPLAINED MOSTLY BY A HIGHER FAIR VALUE IN TEMPORARY AND HELD-TO-MATURITY INVESTMENTS IN SECURITIES IN FIRST QUARTER 2010.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.197.2 MILLION, OR 63%, TO PS.115.7 MILLION IN FIRST QUARTER 2010 COMPARED WITH PS.312.9 MILLION IN FIRST QUARTER 2009. THIS DECREASE REFLECTED PRIMARILY A DECREASE IN EQUITY IN LOSS OF LA SEXTA, OUR 40.5% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

EQUITY IN LOSSES OF AFFILIATES, NET, FOR FIRST QUARTER 2010, COMPRISED MAINLY BY THE EQUITY IN LOSS OF LA SEXTA.

INCOME TAXES

INCOME TAXES INCREASED BY PS.84.5 MILLION, OR 16.6%, TO PS.594.7 MILLION IN FIRST QUARTER 2010 FROM PS.510.2 MILLION IN FIRST QUARTER 2009. THIS INCREASE REFLECTED BOTH A HIGHER CORPORATE INCOME TAX BASE AND A HIGHER INCOME TAX RATE, MAINLY EXPLAINED BY THE 2010 FISCAL REFORM WHICH INCREASED THE STATUTORY INCOME TAX RATE FROM 28% TO 30%, EFFECTIVE JANUARY 1, 2010.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.88.5 MILLION, OR 71.3%, TO PS.212.6 MILLION IN FIRST QUARTER 2010, FROM PS.124.1 MILLION IN FIRST QUARTER 2009. THIS INCREASE REFLECTED MOSTLY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST QUARTER 2010, WE INVESTED APPROXIMATELY US$305.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$214.7 MILLION FOR OUR SKY SEGMENT, US$75 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$14.3 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES, AND US$1.9 MILLION FOR OUR GAMING BUSINESS. IN ADDITION, WE MADE LOANS IN CONNECTION WITH OUR 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €13.2 MILLION (PS.234.5 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR SKY SEGMENT DURING FIRST QUARTER 2010 INCLUDED US$143.5 MILLION RELATED TO BUILDING AND LAUNCHING A NEW 24-TRANSPONDER SATELLITE (“IS-16”), OF WHICH US$107.7 MILLION ARE PAYABLE IN THE FIRST QUARTER 2011.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING FIRST QUARTER 2010 INCLUDED APPROXIMATELY US$37.4 MILLION FOR CABLEVISION, US$16.1 MILLION FOR CABLEMÁS, US$19.6 MILLION FOR TVI, AND US$1.9 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.41,596.6 MILLION AND PS.43,416.2 MILLION AS OF MARCH 31, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,400 MILLION AND  PS.1,433 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.1,280.6 MILLION AND PS.1,401.8 MILLION AS OF MARCH 31, 2010 AND DECEMBER 31, 2009, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.221.7 MILLION AND PS.235.3 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 OUR CONSOLIDATED NET CASH (DEBT) POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS LESS TOTAL DEBT) WAS PS.1,070.8 MILLION AND PS.(576.3) MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2010 AND DECEMBER 31, 2009, AMOUNTED TO PS.3,797 MILLION AND PS.3,996.1 MILLION, RESPECTIVELY.

SHARES REPURCHASED AND OUTSTANDING

DURING FIRST QUARTER 2010, WE REPURCHASED 1.1 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.56.6 MILLION.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 OUR SHARES OUTSTANDING AMOUNTED TO 327,988.9 MILLION AND 327,230.6 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,803.3 MILLION AND 2,796.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 560.6 MILLION AND 559.4 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN FIRST QUARTER 2010, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 71.6%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.1%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.4%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2010 AND 2009, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2008, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2010.

          EFFECTIVE OCTOBER 1, 2009, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “TVI”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN TVI BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31 CONSISTED OF:

	2010		2009
BUILDINGS	Ps.	9,427,865	Ps.	9,350,170
BUILDING IMPROVEMENTS		1,666,563		1,793,691
TECHNICAL EQUIPMENT		38,821,625		34,677,153
SATELLITE TRANSPONDERS		3,593,873		1,789,890
FURNITURE AND FIXTURES		837,053		855,067
TRANSPORTATION EQUIPMENT		1,559,426		1,666,764
COMPUTER EQUIPMENT		3,160,403		2,470,132
LEASEHOLD IMPROVEMENTS		1,415,813		1,186,435
		60,482,621		53,789,302
ACCUMULATED DEPRECIATION		(32,140,639)		(29,396,501)
		28,341,982		24,392,801
LAND		4,645,430		4,619,366
CONSTRUCTION AND PROJECTS IN PROGRESS		2,587,475		1,533,267
	Ps.	35,574,887	Ps.	30,545,434

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 WAS PS.1,273,484 AND PS.1,092,199, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:
	2010				2009
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	890,142	U.S.$	71,951	Ps.	1,021,265
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,185,750		500,000		7,096,950
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,422,900		600,000		8,516,340
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,711,450		300,000		4,258,170
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		174,700		2,161,301		174,700		2,479,675
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,422,900		-		-
	U.S.$	2,246,651	Ps.	32,294,443	U.S.$	$1,646,651	Ps.	27,872,400

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS, DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

4.        CONTINGENCIES:

          ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THEIR PROGRAM LICENSE AGREEMENT. IN CONNECTION WITH THIS AMENDMENT AND IN RETURN FOR CERTAIN OTHER CONSIDERATION, TELEVISA, S.A. DE C.V. AND UNIVISION AGREED TO DISMISS CERTAIN CLAIMS  THAT WERE PENDING IN A DISTRICT COURT ACTION IN LOS ANGELES CALIFORNIA, WITH THE EXCEPTION OF AN INTERNET COUNTERCLAIM.

 THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF MARCH 31 IS ANALYZED AS FOLLOWS:

	2010				2009
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,368,792	Ps.	10,019,859	Ps.	2,378,506	Ps.	10,060,950
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
UNAPPROPRIATED EARNINGS		20,176,081		23,020,639		22,736,267		27,301,182
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,543,712		4,214,111		3,490,277		4,160,676
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(1,105,344)		—		(1,168,055)
NET INCOME FOR THE PERIOD		—		1,059,380		—		978,031
SHARES REPURCHASED		(4,280,621)		(4,948,404)		(5,126,288)		(5,142,137)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY			Ps.	38,943,608			Ps.	42,874,014

            (1) A RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 2007 IN ACCORDANCE WITH MEXICAN FRS.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

IN DECEMBER 2009, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.4,000,000, WHICH CONSISTED OF PS.1.35 PER CPO AND PS.0.011538461538 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AGGREGATE AMOUNT OF PS.3,980,837.

AS OF MARCH 31, 2010 THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,187,060,810	111,692,015,615
SERIES “B” SHARES	55,995,375,176	4,272,161,987	51,723,213,189
SERIES “D” SHARES	85,333,686,865	3,046,815,014	82,286,871,851
SERIES “L” SHARES	85,333,686,865	3,046,815,014	82,286,871,851
	346,541,825,331	18,552,852,825	327,988,972,506

     THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY TRUSTS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF MARCH 31, 2010,  AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	1,688,052,600	-	1,688,052,600	PS.	761,631
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	3,072,613,869	537,563,559	3,610,177,428		926,282
HELD BY A COMPANY’S TRUST (3)	5,424,400,683	7,830,222,114	13,254,622,797		3,066,022
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		194,469
	10,185,067,152	8,367,785,673	18,552,852,825	PS.	4,948,404

(1)	DURING THE FIRST QUARTER OF 2010, THE COMPANY REPURCHASED 134,550,000 SHARES IN THE FORM OF 1,150,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.56,563.
(2)	IN THE SECOND QUARTER 2009, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, IN CONJUNCTION WITH ALL OF ITS REMAINING COMPANY’S SHARES, A TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN.
(3)
IN JANUARY 2010, THE COMPANY RELEASED 1,608,102,171 SHARES IN THE FORM OF 13,744,463 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.88,652, DURING THE FIRST QUARTER OF 2010, A TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN ACQUIRED 715,209,300 COMPANY’S SHARES IN THE FORM OF 6,112,900 CPOS, IN THE AMOUNT OF PS.308,396.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.97,979 FOR THE THREE MONTHS ENDED MARCH 31, 2010, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF MARCH 31, 2010.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE THREE MONTHS ENDED MARCH 31 CONSISTED OF:

	2010		2009
INTEREST EXPENSE (1)	Ps.	890,433	Ps.	858,439
INTEREST INCOME		(365,281)		(346,063)
FOREIGN EXCHANGE LOSS, NET (2)		2,419		199,170
	Ps.	527,571	Ps.	711,546

(1)	INTEREST EXPENSE INCLUDES IN 2010 AND 2009 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.63,235 AND PS.58,190, RESPECTIVELY.

(2)	INCLUDES IN 2010 AND 2009 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.206,746 AND PS.42,480, RESPECTIVELY.

8.        DEFERRED TAXES:

   THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31 WAS DERIVED FROM:

	2010		2009
ASSETS:
ACCRUED LIABILITIES	Ps.	947,850	Ps.	765,068
GOODWILL		1,396,040		1,062,680
TAX LOSS CARRYFORWARDS		897,152		805,779
ALLOWANCE FOR DOUBTFUL ACCOUNTS		427,505		333,284
CUSTOMER ADVANCES		835,892		787,235
OTHER ITEMS		467,841		284,061
		4,972,280		4,038,107
LIABILITIES:
INVENTORIES		(391,127)		(253,725)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,377,699)		(1,556,604)
OTHER ITEMS		(1,596,354)		(1,569,195)
TAX LOSSES OF SUBSIDIARIES, NET		(161,686)		(465,294)
		(3,526,866)		(3,844,818)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,445,414		193,289
DEFERRED TAX OF FOREIGN SUBSIDIARIES		160,462		(102,247)
ASSETS TAX		925,496		891,094
VALUATION ALLOWANCE		(3,826,622)		(3,386,861)
FLAT RATE BUSINESS TAX		23,097		40,095
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(606,691)		-
DEFERRED TAX LIABILITY	Ps.	(1,878,844)	Ps.	(2,364,630)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(148,323)	Ps.	-
DEFERRED TAX LIABILITY LONG-TERM		1,730,521)		(2,364,630)
	Ps.	(1,878,844)	Ps.	(2,364,630)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2010 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER

2 / 09	Ps.	2,804,952	Ps.	1,826,921
3 / 09		4,819,006		2,014,054
4 / 09		6,007,143		1,188,137
1 / 10		1,059,380		1,059,380

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2010:
TELEVISION BROADCASTING	Ps.	4,179,152	Ps.	40,469	Ps.	4,138,683	Ps.	1,604,243
PAY TELEVISION NETWORKS		701,486		153,626		547,860		329,526
PROGRAMMING EXPORTS		660,085		2,409		657,676		294,910
PUBLISHING		685,474		16,397		669,077		24,739
SKY		2,645,929		8,575		2,637,354		1,116,842
CABLE AND TELECOM		2,740,347		17,665		2,722,682		907,111
OTHER BUSINESSES		803,878		30,165		773,713		(92,860)
SEGMENTS TOTALS		12,416,351		269,306		12,147,045		4,184,511
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(269,306)		(269,306)		-		(175,012)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(1,481,175)
CONSOLIDATED TOTAL	Ps.	12,147,045	Ps.	-	Ps.	12,147,045	Ps.	2,528,324	(1)

2009:
TELEVISION BROADCASTING	Ps.	4,041,719	Ps.	(50,682)	Ps.	4,092,401	Ps.	1,584,262
PAY TELEVISION NETWORKS		608,357		265,085		343,272		396,820
PROGRAMMING EXPORTS		686,299		3,691		682,608		340,462
PUBLISHING		766,724		2,738		763,986		22,536
SKY		2,416,783		1,227		2,415,556		1,110,780
CABLE AND TELECOM		2,213,957		16,678		2,197,279		679,275
OTHER BUSINESSES		884,154		16,835		867,319		(39,694)
SEGMENT TOTALS		11,617,993		255,572		11,362,421		4,094,441
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(255,572)		(255,572)		-		(157,833)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(1,207,150)
CONSOLIDATED TOTAL	Ps.	11,362,421	Ps.	-	Ps.	11,362,421	Ps.	2,729,458	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.     INVESTMENTS:

          IN THE THREE MONTHS ENDED MARCH 31, 2010, THE GROUP MADE LOANS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €13.2 MILLION (PS.234,523).

13.     OTHER STOCKHOLDERS, TRANSACTIONS:

          IN FEBRUARY 2009, THE GROUP ACQUIRED A PORTION OF NON-CONTROLLING INTEREST IN CABLEMÁS TO INCREASE ITS INTEREST IN THIS SUBSIDIARY FROM 54.5% TO 58.3%.

          IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS MINORITY EQUITY OWNERS.

          IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,811,800 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

         IN NOVEMBER 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.750,000, OF WHICH PS.310,000 WAS PAID TO ITS MINORITY EQUITY OWNERS.

14.    FINANCING TRANSACTIONS:

          IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY’S SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

          IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.

          IN NOVEMBER 2009, THE COMPANY ISSUED 6.625% SENIOR NOTES DUE 2040 IN THE PRINCIPAL AMOUNT OF U.S.$600 MILLION (SEE NOTE 3).

15.    OTHER TRANSACTIONS:

          ON FEBRUARY 15, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY SIGNED AN AGREEMENT UNDER WHICH, AMONG OTHER TRANSACTIONS, THE GROUP WILL INVEST U.S.$1,440 MILLION IN CASH FOR A 30% EQUITY STAKE IN COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V. (“NEXTEL MEXICO”), AS FOLLOWS: U.S.$1,140 MILLION IN 2010 AND THE REMAINING INVESTMENT IN THREE EQUAL ANNUAL INSTALLMENTS. THE GROUP’S INVESTMENT AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE CONDITIONED UPON NEXTEL MEXICO AND THE GROUP CONSORTIUM BEING AWARDED LICENSES TO USE SPECIFIED AMOUNTS OF SPECTRUM IN THE UPCOMING SPECTRUM AUCTIONS IN MEXICO AND OTHER CUSTOMARY CLOSING CONDITIONS.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT, S.A. TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEARS SERVICE LIFE. IS-21 SATELLITE INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE FOURTH QUARTER OF 2012.

------------

   DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., APRIL 29, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 4, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President